UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

HAIGHTS CROSS OPERATING COMPANY
(Issuer)

HAIGHTS CROSS COMMUNICATIONS, INC.
RECORDED BOOKS, LLC
TRIUMPH LEARNING, LLC
SNEP, LLC
EDUCATIONAL TOOLS, LLC
WF HOWES LIMITED
(Guarantors)

(Names of Applicants)

136 Madison Avenue, 8th Floor
New York, NY 10016
(Address of Principal Executive Offices)

SECURITIES ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
First Out Floating Rate Senior Secured Notes Due 2013	$20,000,000 Aggregate Original Principal Amount
Floating Rate Senior Secured Notes Due 2013	$100,000,000 Aggregate Original Principal Amount

Approximate date of proposed public offering:

Ronald H. Schlosser, Chief Executive Officer
Haights Cross Operating Company
136 Madison Avenue, 8th Floor
New York, NY 10016
 (212) 209-0500
(Name and address of Agent for Service)

With copies to:

Clifford A. Brandeis, Esq.
Zukerman Gore Brandeis and Crossman, LLP
875 Third Avenue, 28th Floor
New York, NY 10022

The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay the effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(e) of the Trust and Indenture Act of 1939, as amended, may determine upon the written request of the obligors.

GENERAL

1.	General Information

(a)	Form of Organization.

Applicant	Form of Organization	Jurisdiction of Organization
Haights Cross Operating Company (the “Company”)	Corporation	Delaware
Haights Cross Communications, Inc.	Corporation	Delaware
Educational Tools, LLC	Limited Liability Company	Delaware
Recorded Books, LLC	Limited Liability Company	Delaware
SNEP, LLC	Limited Liability Company	Delaware
Triumph Learning, LLC	Limited Liability Company	Delaware
W F Howes Limited	Private Limited Liability Company	United Kingdom

Except for the Company, each of the foregoing entities shall be referred to herein collectively as the “Guarantors”.  The Company and the Guarantors shall be referred to herein collectively as the “Applicants”.

(b)	State or other sovereign power under the laws of which organized.

See the information provided in response to Section 1(a).

2.	Securities Act Exemption Applicable

On March 11, 2010, the Company issued its Floating Rate Senior Secured Notes Due 2013 (the “Original First Lien Notes”), pursuant to the indenture among the Company, Haights Cross Communications, Inc., other subsidiaries of the Company and Wells Fargo Bank, N.A., the form of which is incorporated by reference as Exhibit T3E-2 (the “Original Indenture”).  The Original Indenture was previously qualified by the Commission.  On October 15, 2010, the parties to the Original Indenture entered into an amended and restated indenture (a copy of which is attached as Exhibit T3C) (the “Amended and Restated First Lien Indenture”), amending and restating the terms of the Original Indenture and providing for the issuance thereunder of the new First Out Floating Rate Senior Secured Notes Due 2013 (the “New First Lien Notes” and together with the Original First Lien Notes, the “Notes”) to the existing holders of the Original First Lien Notes (the “Original First Lien Note Holders”).  The Original First Lien Notes are subordinated in right of payment to the New First Lien Notes.  The Amended and Restated First Lien Indenture and the issuance of the New First Lien Notes thereunder were consented to by the requisite number of holders of the Original First Lien Notes pursuant to a Consent Agreement dated October 15, 2010 (the “Consent Solicitation”), a copy of which is attached as Exhibit T3E-1.

The Company is relying on section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt from the registration requirements of the Securities Act the offer to the Original First Lien Note Holders of the New First Lien Notes and, to the extent the Amended and Restated First Lien Indenture creates  “a new security” or that the Consent Solicitation is an “offer of a new security”, in each case, in relation to the Original First Lien Notes, the modified Original First Lien Notes.  To ensure compliance with Section 4(2) of the Securities Act, each such offer was only made to those Original First Lien Note Holders who the Company reasonably believes to be institutional “accredited investors” (as such term is defined in Regulation D of the Securities Act).

AFFILIATIONS

3.	Affiliates

The following is a list of affiliates of the Applicants as of the date hereof:

Company Name	Jurisdiction of Formation	Owner	Percentage
Haights Cross Operating Company	DE	Haights Cross Communications, Inc.	100.0%

Haights Cross Communications, Inc.	DE	Private investors	100.0%

Educational Tools, LLC	DE	Triumph Learning, LLC	100.0%

Triumph Learning, LLC	DE	Haights Cross Operating Company	100.0%

Recorded Books, LLC	DE	Haights Cross Operating Company	100.0%

SNEP, LLC	DE	Haights Cross Operating Company	100.0%

W F Howes Limited	United Kingdom	Recorded Books, LLC	100.0%

Wavesound Pty Ltd	Australia	Recorded Books, LLC	100.0%

Certain directors and executive officers of the Applicants listed in Item 4 below may also be deemed affiliates of the Applicants by virtue of their respective positions with the Applicants.  Certain persons listed in Item 5 may be deemed to be affiliates of the Applicants by virtue of their current holdings of voting securities of the Applicants.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following tables list the names and offices held by directors and executive officers of the Applicants as of the date hereof.

(a)	The Company

The directors and executive officers of the Company are the individuals included in the following table.  The mailing address of each director and executive officer is: c/o Haights Cross Operating Company, 136 Madison Avenue, 8th Floor, New York, New York, 10016.

Name	Office
Ronald H. Schlosser	Chief Executive Officer and Director

Paul J. Crecca	Chief Financial Officer and President

Melissa L. Linsky	Senior Vice President and Treasurer

Eugene I. Davis	Director

Steven B. Epstein	Director

Eugene Linden	Director

Julie A. McGee	Director

Ted S. Lodge	Director

James A. Ovenden	Director

Rick Noble	Director

(b)	The Guarantors

The directors and executive officers of Haights Cross Communications, Inc. are the individuals included in the following table.  The mailing address of each director and executive officer is: c/o Haights Cross Operating Company, 136 Madison Avenue, 8th Floor, New York, New York, 10016.

Name	Office
Ronald H. Schlosser	Chief Executive Officer and Director (Chairman)

Paul J. Crecca	Chief Financial Officer

Melissa L. Linsky	Senior Vice President and Treasurer

Eugene I. Davis	Director

Steven B. Epstein	Director

Eugene Linden	Director

Julie A. McGee	Director

Ted S. Lodge	Director

James A. Ovenden	Director

Rick Noble	Director

The manager and executive officers of Recorded Books, LLC are the individuals included in the following table.  The mailing address of each director and executive officer is: c/o Haights Cross Operating Company, 136 Madison Avenue, 8th Floor, New York, New York, 10016.

Name	Office
Paul J. Crecca	Manager and Chairman

Scott Williams	President and Chief Executive Officer

Neil Tress	Chief Financial Officer

Melissa L. Linsky	Treasurer

The manager and executive officers of Triumph Learning, LLC and SNEP, LLC are the individuals included in the following table.  The mailing address of each director and executive officer is: c/o Haights Cross Operating Company, 136 Madison Avenue, 8th Floor, New York, New York, 10016.

Name	Office
Paul J. Crecca	Manager and Chairman

Melissa L. Linsky	Treasurer

The directors and secretary of W F Howes Limited are the individuals included in the following table.  The mailing address of each director and secretary is: Unit 4, Rearsby Business Park, Gaddesby Lane Rearsby, Leicester, England LE7 4YH.

Name	Office
Paul J. Crecca	Director

Shaun Ronald Sibley	Director

Neil Tress	Secretary and Director

Educational Tools, LLC is a sole member limited liability company.  Triumph Learning, LLC, the sole member of Educational Tools, LLC, manages the affairs of the company.  Triumph Learning, LLC’s mailing address is as set forth above.

5.	Principal Owners of Voting Securities

The following tables set forth, as of the date hereof, certain information regarding each person known by the Applicants to beneficially own ten percent or more of the respective voting securities of the Applicants.

(a)	The Company (as of the date hereof and upon consummation of the Plan):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Haights Cross Communications, Inc. 136 Madison, 8th Floor New York, NY 10016	Common Stock, par value $0.001 per share	1,000 shares	100.0%

(b)	The Guarantors:

(1)	Haights Cross Communications, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned*	Percentage of Voting Securities Owned

GoldenTree Asset Management, 300 Park Avenue, New York, NY 10022	Common Stock, par value $0.01 per share	2,680,894	29.98%

AIG Global Investment Corp., 70 Pine Street, New York, NY 10270	Common Stock, par value $0.01 per share	1,638,999	18.2%

Bennett Management Corporation, 2 Stamford Plaza, Stamford, CT 06901	Common Stock, par value $0.01 per share	1,003,861	11.2%

DDJ Capital Management, LLC, Stony Brook Office Park, 130 Turner Street, Waltham, MA 02453	Common Stock, par value $0.01 per share	1,379,205	15.3%

* Assumes the conversion of all of the Warrants issued by Haights Cross Communications to its existing shareholders pursuant to the Joint Prepackaged Plan of Reorganization of Haights Cross Communications, the Company, Recorded Books, LLC, Triumph Learning, LLC and SNEP, LLC under chapter 11 of title 11, United States Code (the “Plan”).

(2)	Recorded Books, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Haights Cross Operating Company 136 Madison, 8th Floor New York, NY 10016	Membership Interest Units	100 shares	100.0%

(3)	Triumph Learning, LLC:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Haights Cross Operating Company 136 Madison, 8th Floor New York, NY 10016	Membership Interest Units	100 shares	100.0%

(4)	SNEP, LLC:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Haights Cross Operating Company 136 Madison, 8th Floor New York, NY 10016	Membership Interest Units	100 shares	100%

(5)	Educational Tools, LLC:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Triumph Learning, LLC 136 Madison, 8th Floor New York, NY 10016	Membership Interest Units	100 shares	100.0%

(6)	W F Howes, Ltd.:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Recorded Books, LLC 136 Madison, 8th Floor New York, NY 10016	Common Shares	10,000 shares	100.0%

UNDERWRITERS

6.	Underwriters

(a) The name and complete mailing address of each person who, within three years to the date of filing this application, acted as an underwriter of any securities of the Applicants which were outstanding on the date of filing the application is listed below, along with the title of each class of securities underwritten by the underwriter:

Name	Address
None

(b) There was no underwriter for the Notes that were offered in connection with the Amended and Restated First Lien Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7.	Capitalization

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants outstanding as of the date hereof.  Each of the Applicants (other than the Company) is a guarantor of the Notes.

(i)              The Company

Title of Class	Amount Authorized		Amount Outstanding
Common stock	$1000		1,000
First Out Floating Rate Senior Secured Notes Due 2013	$20,000,000	*	$20,000,000
Floating Rate Senior Secured Notes Due 2013	$100,000,000	*	$100,000,000
Floating Rate Second Priority Secured Subordinated Notes Due 2014	$80,000,000	*	$80,000,000
*     Plus accrued and unpaid interest

(ii)              The Guarantors

Title of Class	Amount Authorized	Amount Outstanding
Haights Cross Communications, Inc.:
New Common Stock	14,000,000 shares	9,000,000 shares **
Preferred Stock	1,000,000 shares	0 shares
Recorded Books, LLC:
Membership interest units	100 units	100 units
Triumph Learning, LLC:
Membership interest units	100 units	100 units
SNEP, LLC:
Membership interest units	100 units	100 units
W F Howes Ltd.:
Common Shares	10,000 shares	10,000 shares
Educational Tools, LLC:
Membership interest units	100 units	100 units

**	Assumes the conversion of all of the Warrants issued by Haights Cross Communications to its existing shareholders pursuant to the Plan.

(b) Each share of our common stock or membership interests of each Applicant is entitled to one vote for each such security held on all matters submitted to a vote of securityholders.

INDENTURE SECURITIES

8.         Analysis of Indenture Provisions

The following analysis is not a complete description of the Amended and Restated First Lien Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Amended and Restated First Lien Indenture, a copy of which is attached as Exhibit T3C hereto and incorporated by reference herein.  For purposes of this Section 8, capitalized terms used but not defined in this application for qualification have the meanings assigned to them in the Amended and Restated First Lien Indenture.

(a)           Events of Default

Each of the following is an “Event of Default”:

(1)           the failure to pay (i) any principal of any Note when the same becomes due and payable, whether at maturity, upon acceleration, redemption or otherwise or (ii) any interest on any Note or any other Obligation (other than any Obligation specified in clause (i) above) within three (3) days after the same shall become due and payable;

(2)           any representation or warranty made or deemed made by or on behalf of any Obligor or any Subsidiary in or in connection with the Amended and Restated First Lien Indenture or any Note Document or any amendment or modification thereof, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with the Amended and Restated First Lien Indenture, any of the other Notes Documents or any amendment or modification thereof, shall prove to have been incorrect in any material respect when made or deemed made;

(3)           the Obligors (i) shall fail to observe or perform any covenant, condition or agreement contained in Section 4A.03 of the Amended and Restated First Lien Indenture (with respect to existence), or in any Section of Article 4B (Negative Covenants), (ii) shall fail to observe or perform any covenant, condition or agreement contained in Sections 4A.02 (Notices of Material Events), 4A.08 (Compliance With Laws), 4A.09 (Certain Obligations Respecting Subsidiaries) and such failure described in this clause (ii) shall continue unremedied for a period of ten (10) days after the earlier of  (x) Knowledge by any Obligor or (y) written notice thereof from the Trustee, or (iii) shall fail to observe or perform any other covenant, condition or agreement contained in the Amended and Restated First Lien Indenture and such failure shall continue unremedied for a period of thirty (30) days after the earlier of (x) Knowledge of any Obligor or (y) written notice thereof from the Trustee;

(4)           the failure to observe or perform any other covenant, condition or agreement contained in this Amended and Restated First Lien Indenture or any other Note Document, and such failure shall continue unremedied for a period of thirty (30) days after the earlier of (x) Knowledge by any Obligor or (y) written notice thereof from the Trustee;

(5)           the failure to make any payment (whether of principal, interest or otherwise and regardless of amount) in respect of any Material Indebtedness or any Material Rental Obligation, when and as the same shall become due and payable, after giving effect to any grace period with respect thereto;

(6)           any event or condition occurs that results in (i) any Material Indebtedness of any Obligor or any Subsidiary becoming due prior to its scheduled maturity or that enables or permits (disregarding any notice provisions or grace periods in such Material Indebtedness, except with respect to the Second Lien Notes and Indebtedness incurred under clause (k) of Section 4B.01 hereof, for which any notice shall be deemed to have been given on the earlier of the date actually given or 30 days after the underlying event and any grace period shall be deemed to be the lesser of the actual grace period or 30 days) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or (ii) the lease with respect to any Material Rental Obligation of any Obligor or any Subsidiary that enables or permits (with or without the giving of notice, the lapse of time or both) the counterparty to such lease to cause such lease to be terminated prior to its scheduled expiration date and such termination was not initiated by the applicable Obligor or Subsidiary and/or is adverse to such Obligor or such Subsidiary;

(7)           an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Obligor or any Material Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor or any Material Subsidiary or for a substantial part of its assets, and in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(8)           any Obligor or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (7) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of the creditors or (vi) take any action for purpose of effecting any of the foregoing;

(9)           any Obligor or any Material Subsidiary shall become unable, admit in writing or fail generally to pay its debts as they become due;

(10)           a final judgment or judgments for the payment of money in excess of $5,000,000 in the aggregate (exclusive of judgment amounts fully covered by insurance where the insurer has not denied liability in respect of such judgment) shall be rendered by one or more courts, administrative tribunals or other bodies having jurisdiction against any Obligor or any Subsidiary and the same shall not be discharged (or provision shall not be made for such discharge), bonded, or a stay of execution  thereof shall not be procured, within sixty (60) days from the date of entry thereof and the relevant Obligor or any Subsidiary shall not, within said period of sixty (60) days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed;

(11)           an ERISA Event shall have occurred that, in the reasonable opinion of the Required Holders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(12)           any of the following shall occur: (i) the Liens created hereunder or under the other Security Documents shall at any time (other than by reason of the Collateral Trustee relinquishing such Lien) cease to constitute valid and perfected Liens on Collateral intended to be covered thereby having a fair market value of $500,000 in the aggregate; (ii) except for expiration in accordance with its respective terms, (A) this Amended and Restated First Lien Indenture, (B) any Note, (C) any Security Document or (D) the Note Documents, taken as a whole, shall for whatever reason be terminated, or shall cease to be in full force and effect; or (iii) the enforceability of any Note Document shall be contested by (x) any Person (other than an Obligor, the Trustee or any Requited Holder) in good faith or (y) any Obligor;

(13)           there shall occur any loss, theft, damage or destruction of any Collateral not fully covered by insurance and having a fair market value of $1,500,000 in the aggregate;

(14)           any Guarantor shall assert that its obligations under any Note Document shall be invalid or unenforceable;

(15)           there shall occur any Material Adverse Effect; or

(16)                 there does not become effective on or before December 31, 2010, a supplemental indenture in accordance with the terms of the Amended and Restated First Lien Indenture that amends the Leverage Ratio and Interest Coverage Ratio covenants set forth in Section 4B.10(a) and 4B.10(b) of the Amended and Restated First Lien Indenture for the periods ending December 31, 2010 and thereafter.

If any Event of Default (other than of a type specified in clauses (7) or (8) above), the Trustee or the Holders of at least 25% in the aggregate principal amount of the then outstanding Notes of any Series may declare all the Notes of such Series to be due and payable immediately by notice in writing to the Parent specifying the Event of Default.

Upon the effectiveness of such declaration, such principal and interest shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clauses (7) or (8) above, all outstanding Notes will become due and payable immediately without further action or notice.

The Amended and Restated First Lien Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes of any Series by written notice to the Trustee may, on behalf of the Holders of all of the Notes of such Series, rescind and annul a declaration of acceleration of such Series of the Notes and its consequences, and waive any related existing Default or Event of Default (except a continuing Default or Event of Default in the payment of interest or Additional Amounts, if any, or on the principal of such Series of Notes).

Subject to the provisions of the Amended and Restated First Lien Indenture relating to the duties of the Trustee thereunder, in the event that an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Amended and Restated First Lien Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Subject to certain restrictions under the Amended and Restated First Lien Indenture, the Holders of a majority in aggregate principal amount of the then outstanding Notes of any Series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee; provided that until all New First Lien Notes have been discharged or are otherwise no longer outstanding, in the case of any conflict between the direction of the Holders of a majority in aggregate principal amount of the then outstanding New First Lien Notes and the direction of the Holders of a majority in aggregate principal amount of the then outstanding Original First Lien Notes and any Additional Notes, the direction of the Holders of a majority in aggregate principal amount of the then outstanding New First Lien Notes shall govern. However, the Trustee may refuse to follow any direction that conflicts with law or this Amended and Restated First Lien Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

The Amended and Restated First Lien Indenture will provide that the Issuer is required to furnish to the Trustee and each Holder prompt written notice of the following and will make available to beneficial owners of the notes through reasonable website procedures the occurrence of any Default.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall deliver to Holders or Notes a notice of the Default or Event of Default within 90 days after it occurs.   Except in the case of a Default or Event of Default in payment of principal, premium, if any, interest or Additional Amounts, if any, on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

(b)        Subordination of Original First Lien Notes

So long as an Event of Default has occurred and is continuing (or such Event of Default has not been waived by the holders of the New First Lien Notes), the payment of the principal of, premium, if any, interest and Additional Amounts, if any, on all Original First Lien Notes and any Additional Notes (including, but not limited to, the redemption price with respect to the Original First Lien Notes or any Additional Notes called for redemption in accordance with the Amended and Restated First Lien Indenture) issued hereunder shall be subordinated and subject in right of payment to the prior payment of the New First Lien Notes in full in cash or payment satisfactory to the holders of the New First Lien Notes.

(c)           Control

Notwithstanding anything to the contrary in the Intercreditor Agreement and the Security Documents, prior to the discharge in full of the New First Lien Notes, in determining any vote, consent, waiver or direction to the Collateral Trustee pursuant to the Intercreditor Agreement or the other Security Documents, the Holders of a majority in aggregate principal amount of the New First Lien Notes shall provide such vote, consent, waiver or direction on behalf of the Holders of the Notes, and each Holder of the Original First Lien Notes, by its execution of the Consent Solicitation, consented to the provisions of such direction.

(d)           Authentication and Delivery of New First Lien Notes; Use of Proceeds

The Notes to be issued under the Amended and Restated First Lien Indenture may be executed by manual or facsimile signature on behalf of the Issuer by two Officers of the Issuer.

The Trustee will, upon a written order of the Issuer signed by two Officers of the Issuer, authenticate Notes for original issue in aggregate principal amount specified in such Authentication Order.  The Authentication Order shall specify the Series of Notes and amount of Notes to be authenticated and the date on which the Notes are to be authenticated.

A Note shall not be valid until authenticated by the manual signature of the Trustee.  Such signature shall be conclusive evidence that the Note has been authenticated under the Amended and Restated First Lien Indenture.

(e)           Release and Substitution of Property Subject to the Lien of the Amended and Restated First Lien Indenture

The Notes are secured obligations of the Issuer and the other Obligors.  Pursuant to the provisions of the Intercreditor Agreement, the rights and remedies of the Collateral Trustee and the Holders of the Notes in the Collateral shall be equal and ratable to and pari passu with other holders of First Lien Secured Debt Obligations, if any, under the First Lien Secured Debt Documents and senior and prior to the holders of the Second Lien Notes.  In the event of a conflict between the terms of this Indenture and the Intercreditor Agreement or any other First Lien Security Documents, the Intercreditor Agreement and other First Lien Security Documents shall control.

Subject to the paragraphs below, Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreement, or as provided in the Amended and Restated First Lien Indenture.  Upon the request of the Issuer pursuant to an Officers’ Certificate certifying that all specified conditions precedent have been met, the Issuer and the other Obligors shall be entitled to a release of assets in the Collateral from the Liens securing the Notes, and the Collateral Agent and the Trustee (if the Trustee is not then the Collateral Agent) shall release the same from such Liens at the Issuer’s sole expense, under one or more of the following circumstances:

(i)           in whole, upon (A) payment in full and discharge of all outstanding Secured Debt and all other Secured Obligations (that is, the First Lien Obligations and the Notes, the Note Guarantee of each Guarantor and any Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer or any Guarantor that is secured on a subordinated basis to the First Lien Secured Debt Obligations by a Lien that was permitted to be incurred and so secured under each applicable Security Document (the “Second Lien Debt”)) is paid in full and discharged and (B) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization in an account maintained by the Collateral Trustee (at the lower of (1) 103% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents, provided the Issuer has delivered an Officers’ Certificate to the Collateral Trustee certifying that the conditions above have been met and that such release of the Collateral does not violate the terms of the Secured Debt Documents or the Security Documents;

(ii)           as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor (including indirectly, by way of a sale or other disposition of Capital Stock of that Guarantor) to a Person that is not (either before or after such sale, transfer or disposition) the Issuer or a Guarantor in a transaction or other circumstance that is not prohibited by the terms of any applicable Secured Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of, provided, that, other than in connection with an Ordinary Course Activity, the Issuer has delivered an Officers’ Certificate to the Collateral Trustee certifying that any such sale, transfer or other disposition does not violate the terms of the applicable Secured Debt Documents;

(iii)           as to a release of less than all or substantially all of the Collateral, if (A) consent to the release of all First Liens (or, at any time after the Discharge of First Lien Obligations, consent to the release of all Liens securing the Obligations under the Second Lien Notes and the Second Lien Note Documents) on such Collateral has been given by the requisite percentage or number of holders of each Series of First Lien Debt at the time outstanding as provided for in the First Lien Documents (or, at any time after the Discharge of First Lien Obligations, the requisite percentage or number of holders of each Series of Second Lien Debt at the time outstanding as provided for in the Second Lien Note Documents) and (B) the Issuer has delivered an Officers’ Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that such release of the Collateral does not violate the terms of the Secured Debt Documents or the Security Documents; and

(iv)           as to a release of all or substantially all of the Collateral, if (A) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Secured Debt at the time outstanding as provided for in the applicable Secured Debt Documents and (B) the Issuer has delivered an Officers’ Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that any such release does not violate the terms of the Secured Debt Documents or the Security Documents.

  Upon receipt of such Officers’ Certificate and any necessary or proper instruments releasing such Liens, the Collateral Trustee agrees for the benefit of the Issuer and the Guarantors that the Collateral Trustee will execute (with such acknowledgements and/or notarizations as are required) and deliver such release to the Issuer or Guarantors on or before the later of (i) the date specified in such request for such release and (ii) the twelfth Business Day after the date of receipt of the required items by the Collateral Trustee.

The release of any Collateral from the Liens securing the Notes, the Note Guarantees and any other First Lien Secured Debt or the release of, in whole or in part, the Liens securing the First Lien Secured Debt created by any of the Security Documents, will not be deemed to impair the Liens securing the First Lien Secured Debt in contravention of the provisions of the Amended and Restated First Lien Indenture if and to the extent the Collateral or the Liens securing the First Lien Secured Debt are released pursuant to the terms of the Amended and Restated First Lien Indenture, the Intercreditor Agreement and the applicable Security Documents. Each of the Holders of the Notes acknowledged that a release of Collateral or Liens securing the Notes, the Note Guarantees and any other First Lien Secured Debt strictly in accordance with the terms of the Amended and Restated First Lien Indenture, the Intercreditor Agreement and the Security Documents will not be deemed for any purpose to be an impairment of the Security Documents or otherwise contrary to the terms of the Amended and Restated First Lien Indenture. In addition, to the extent applicable, the Issuer and the Guarantors agreed to cause Trust and Indenture Act Section 313(b), relating to reports, and Trust and Indenture Act Section 314(d), relating to the release of property or securities from the Liens securing the First Lien Secured Debt or relating to the substitution therefore or of any property or securities to be subjected to the Liens securing the First Lien Secured Debt, to be complied with. Any certificate or opinion required by the Trust and Indenture Act Section 314(d) may be made by an Officer of the Issuer, except in cases where Trust and Indenture Act Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert reasonably satisfactory to the Trustee. Notwithstanding the foregoing, the Issuer shall not be required to comply with all or any portion of the Trust and Indenture Act Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of Trust and Indenture Act Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC or its staff, including “no action” letters or exempting orders, all or any portion of Trust and Indenture Act Section 314(d) is inapplicable to one or a series of released Collateral.

(f) Satisfaction and Discharge of the Amended and Restated First Lien Indenture and First Lien Security Documents

The Amended and Restated First Lien Indenture and the First Lien Security Documents (excluding any indemnification obligations as to which no claim has been made by the Holders) will terminate upon the payment in full of all the Notes, except that, any First Lien Security Document that also secure any outstanding obligations under Second Lien Notes Indenture, shall remain in full force effect until the time that all of the obligations secured thereby are satisfied and discharged in full.

(g)           Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Amended and Restated First Lien Indenture

The Obligors are required to furnish to the Trustee and each Holder and will make available to beneficial owners of the Notes and prospective investors in the Notes through reasonable website procedures, as soon as available and in any event 120 days after the end of each other fiscal year of the Obligors thereafter: a Compliance Certificate duly executed by a Designated Financial Officer with respect to the annual financial statements and stating whether or not such Officer is aware of any Default or Event of Default.  If such Officer is aware of a Default or Event of Default, the Compliance Certificate must describe the Default or Event of Default, its status and the efforts taken to remedy the same.

9.	Other Obligors

Other than each of the Applicants, no other person is an obligor with respect to the Notes.

Contents of application for qualification.  This application for qualification comprises:

(a)              Pages numbered 1 to 21, consecutively (including an attached Exhibit Index).

(b)	The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, N.A., the Trustee under the Amended and Restated First Lien Indenture to be qualified.

(c)	The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit No.	Description
Exhibit T3A-1*	Amended and Restated Certificate of Incorporation of Haights Cross Operating Company, dated March 11, 2010, as amended by the Amendment, dated November 1, 2010.

Exhibit T3A-2*	Fourth Amended and Restated Certificate of Incorporation of Haights Cross Communications, Inc., dated March 11, 2010, as amended by the Amendment, dated October 4, 2010.

Exhibit T3A-3*	Restated Certificate of Formation of Recorded Books, LLC, dated March 11, 2010.

Exhibit T3A-4*	Restated Certificate of Formation of Triumph Learning, LLC, dated March 11, 2010.

Exhibit T3A-5*	Restated Certificate of Formation of SNEP, LLC, dated March 11, 2010.

Exhibit T3A-6
Articles of Association of W F Howes Limited, incorporated by reference to Exhibit 3.17 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 (Reg. No. 333-109381) filed October 2, 2003.

Exhibit T3A-7*	Certificate of Formation of Educational Tools, LLC, dated September 20, 2010.

Exhibit T3B-1*	Amended and Restated Bylaws of Haights Cross Operating Company, dated March 11, 2010.

Exhibit T3B-2*	Amended and Restated Bylaws of Haights Cross Communications, Inc., dated March 11, 2010.

Exhibit T3B-3*	Third Amended and Restated Limited Liability Company Agreement of Recorded Books, LLC, dated March 11, 2010.
Exhibit T3B-4*	Third Amended and Restated Limited Liability Company Agreement of Triumph Learning, LLC, dated March 11, 2010.

Exhibit T3B-5*	Third Amended and Restated Limited Liability Company Agreement of SNEP, LLC, dated March 11, 2010.

Exhibit T3B-6
Memorandum of Association of W F Howes Limited, incorporated by reference to Exhibit 3.18 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 (Reg. No. 333-109381) filed October 2, 2003.

Exhibit T3B-7*	Limited Liability Company Agreement of Educational Tools, LLC, dated October 4, 2010.

Exhibit T3C*	Amended and Restated First Lien Indenture, dated as of October 15, 2010, among the Company, each Guarantor and Wells Fargo Bank, N.A.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Consent Agreement, dated as of October 15, 2010, among the Company, each holder of the Original First Lien Notes and Wells Fargo Bank, N.A., as trustee.

Exhibit T3E-2	Form of Indenture between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit T3C of Haights Cross Operating Company’s Form T-3 filed December 4, 2009.

Exhibit T3F*
Cross-reference sheet showing the location in the Amended and Restated First Lien Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

*           Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Haights Cross Operating Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 3rd day of November 2010.

HAIGHTS CROSS OPERATING COMPANY, as the Company

By:	/s/ Paul J. Crecca
Name: Paul J. Crecca
Title: Chief Financial Officer

HAIGHTS CROSS COMMUNICATIONS, INC.,
TRIUMPH LEARNING, LLC,
RECORDED BOOKS, LLC,
SNEP, LLC, and
W F HOWES LIMITED, each as a
Guarantor

By:	/s/ Paul J. Crecca
Name: Paul J. Crecca
Title: Authorized Officer or
Manager of each Guarantor

EDUCATIONAL TOOLS, LLC, as a Guarantor

By: Triumph Learning, LLC, as its sole member

By:	/s/ Paul J. Crecca
Name: Paul J. Crecca
Title: Chairman

(Seal)

Attest:	/s/ Johanna Tepperwien
Name: Johanna Tepperwien

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A-1*	Amended and Restated Certificate of Incorporation of Haights Cross Operating Company, dated March 11, 2010, as amended by the Amendment, dated November 1, 2010.

Exhibit T3A-2*	Fourth Amended and Restated Certificate of Incorporation of Haights Cross Communications, Inc., dated March 11, 2010, as amended by the Amendment, dated October 4, 2010.

Exhibit T3A-3*	Restated Certificate of Formation of Recorded Books, LLC, dated March 11, 2010.

Exhibit T3A-4*	Restated Certificate of Formation of Triumph Learning, LLC, dated March 11, 2010.

Exhibit T3A-5*	Restated Certificate of Formation of SNEP, LLC, dated March 11, 2010.

Exhibit T3A-6
Articles of Association of W F Howes Limited, incorporated by reference to Exhibit 3.17 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 (Reg. No. 333-109381) filed October 2, 2003.

Exhibit T3A-7*	Certificate of Formation of Educational Tools, LLC, dated September 20, 2010.

Exhibit T3B-1*	Amended and Restated Bylaws of Haights Cross Operating Company, dated March 11, 2010.

Exhibit T3B-2*	Amended and Restated Bylaws of Haights Cross Communications, Inc., dated March 11, 2010.

Exhibit T3B-3*	Third Amended and Restated Limited Liability Company Agreement of Recorded Books, LLC, dated March 11, 2010.

Exhibit T3B-4*	Third Amended and Restated Limited Liability Company Agreement of Triumph Learning, LLC, dated March 11, 2010.

Exhibit T3B-5*	Third Amended and Restated Limited Liability Company Agreement of SNEP, LLC, dated March 11, 2010.

Exhibit T3B-6
Memorandum of Association of W F Howes Limited, incorporated by reference to Exhibit 3.18 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 (Reg. No. 333-109381) filed October 2, 2003.

Exhibit T3B-7*	Limited Liability Company Agreement of Educational Tools, LLC, dated October 4, 2010.

Exhibit T3C*	Amended and Restated First Lien Indenture, dated as of October 15, 2010, among the Company, each Guarantor and Wells Fargo Bank, N.A.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Consent Agreement, dated as of October 15, 2010, among the Company, each holder of the Original First Lien Notes and Wells Fargo Bank, N.A., as trustee.

Exhibit T3E-2	Form of Indenture between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit T3C of Haights Cross Operating Company’s Form T-3 filed December 4, 2009.

Exhibit T3F*
Cross-reference sheet showing the location in the Amended and Restated First Lien Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, as trustee under the Indenture to be qualified.

*       Filed herewith.